===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                        Energy Conversion Devices, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                            -----------------------


                                   292659109
                                 (Cusip Number)

                                  Texaco Inc.
                       (Name of Persons Filing Statement)

                              Michael G. McQueeney
                                General Counsel
                                  Texaco Inc.
                            2000 Westchester Avenue
                             White Plains, NY 10650
                           Telephone: (914) 253-4146
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                August 29, 2001
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

===============================================================================

     Texaco Inc. ("Texaco") hereby further amends and supplements its Report on
Schedule 13D, originally filed on June 12, 2000, and amended by Amendment No. 1 on November 6, 2000 (the "Schedule 13D") with respect to the purchase of the common stock, par value $0.01 (the "Common Stock") of Energy Conversion Devices, Inc. (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Cover Page.

     The responses set forth in disclosure items 7, 9 and 11 of the Schedule 13D cover page are hereby amended and restated as follows:

     (7)  4,316,391

     (9)  4,316,391

     (11) 4,316,391

   Item 2.  Identity and Background.

     Appendix A to the Schedule 13D is hereby deleted in its entirety and replaced with the Appendix A attached to this Amendment No. 2.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following information as a third paragraph:

     Pursuant to a Preemptive Rights Stock Purchase Agreement (the "Preemptive Rights Agreement"), dated as of August 29, 2001, by and between TRMI Holdings Inc. ("TRMI") and the Issuer, TRMI has purchased 448,358 additional shares of Common Stock of the Issuer using available working capital. (TRMI is a wholly-owned subsidiary of Texaco). The Preemptive Rights Agreement provides, among other things, that the aggregate price to be paid for the additional shares of Common Stock would be $8,893,629.29 and that the shares so acquired shall be subject to the terms of Section 2.6(b), Part Four and Part Five of the Purchase Agreement as if it were "Stock" (as defined in the Purchase Agreement).

   Item 4.  Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following information as a new paragraph at the end of Item 4:

     Texaco has again purchased additional shares of Common Stock pursuant to certain preemptive rights that are described in Section 4.1(d) of the Purchase Agreement (and summarized in Item 6 of this Schedule 13D). The purpose of the additional purchase is to permit Texaco to maintain its percentage of ownership in the Issuer's Common Stock at 20 percent.

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a)  Number of Shares Beneficially Owned: 4,316,391 shares of Common Stock.

          Right to Acquire:                    Except for certain preemptive
                                               rights which are contained in
                                               Section 4.1(d) of the Purchase
                                               Agreement, none.

          Percent of Class:                    20%

     (b)  Sole Power to Vote, Direct the
          Vote of, or Dispose of Shares:       4,316,391.

     (c)  Recent Transactions:                 None, other than as discussed
                                               above.

     (d)  Rights with Respect to Dividends
          or Sales Proceeds:                   Not Applicable.

     (e)  Date of Cessation of Five Percent
          Beneficial Ownership:                Not Applicable.

   Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

     Exhibit 3: Preemptive Rights Stock Purchase Agreement, dated as of August 29, 2001, by and between Energy Conversion Devices, Inc. and TRMI Holdings Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2001

                                               Texaco Inc.


                                               By: /s/ Michael H. Rudy
                                                  -----------------------
                                                  Name:  Michael H. Rudy
                                                  Title: Secretary

                                                                     Appendix A

                DIRECTORS AND EXECUTIVE OFFICERS OF TEXACO INC.

The name, title, present principal occupation or employment, and business address of each of the directors and executive officers of Texaco Inc. ("Texaco") are set forth below. Unless otherwise indicated, the business address for each person is c/o Texaco Inc., 2000 Westchester Avenue, White Plains, New York, 10650.

                                          Title, Present Principal Occupation
                  Name                       or Employment and Citizenship
------------------------------------    --------------------------------------

A. Charles Baillie..................    Director. Chairman & Chief Executive
                                        Officer of Toronto-Dominion Bank.
                                        Toronto-Dominion Bank, 55 King Street
                                        West, 11th Floor, Toronto Dominion Bank
                                        Tower, Toronto, Ontario M5K 1A2,
                                        Canada. Mr. Baillie is a citizen of
                                        Canada.

Mary K. Bush........................    Director. President of Bush
                                        International, Inc. Bush
                                        International, Inc., 4201 Cathedral
                                        Avenue, N.W., Suite 1016E, Washington,
                                        D.C. 20016.

Edmund M. Carpenter.................    Director. President & Chief Executive
                                        Officer of Barnes Group, Inc. Barnes
                                        Group, Inc., 123 Main Street, P.O. Box
                                        489, Bristol, CT 06011-0489.

Robert J. Eaton ....................    Director. Former Chairman of the Board
                                        of Management of DaimlerChrysler, A.G.
                                        DaimlerChrysler Corporation, 1000
                                        Chrysler Dr., CIMS 480-01-01, Auburn
                                        Hills, MI 48326-2766.

Michael C. Hawley...................    Director. Former Chairman & Chief
                                        Executive Officer of The Gillette
                                        Company. The Gillette Company,
                                        Prudential Tower Building, 800 Boylston
                                        Street, Boston, MA 02119-8004.

Franklyn G. Jenifer.................    Director. President of the University
                                        of Texas at Dallas. University of Texas
                                        at Dallas, 2601 North Floyd Road, Room
                                        AD2.418, Richardson, TX 75080.

Sam Nunn............................    Director. Senior Partner of King &
                                        Spalding. King & Spalding, 191
                                        Peachtree Street, Atlanta, GA
                                        30303-1763.

Charles H. Price, II................    Director. Former Chairman of Mercantile
                                        Bank of Kansas City. Mercantile Bank of
                                        Kansas City, One West Armour Blvd.,
                                        Suite 300, Kansas City, MO 64111.

Charles R. Shoemate.................    Director. Advisory Director of Unilever
                                        PLC. Unilever PLC, P.O. Box 68,
                                        Unilever House, Blackfriars, London
                                        EC4P 4BQ, United Kingdom.

Robin B. Smith......................    Director. Former Chairman & Chief
                                        Executive Officer of Publishers
                                        Clearing House. Publishers Clearing
                                        House, 382 Channel Drive, Port
                                        Washington, NY 11050.

William C. Steere, Jr...............    Director. Former Chairman & Chief
                                        Executive Officer of Pfizer Inc.
                                        Pfizer Inc., 235 East 42nd Street, New
                                        York, NY 10017-5755.

Glenn F. Tilton.....................    Director. Chairman of the Board of
                                        Directors and Chief Executive Officer
                                        of Texaco.

Thomas A. Vanderslice...............    Director. President of TAV Associates.
                                        TAV Associates, Le Rivage, Unit 10-N,
                                        4351 Gulf Shore Blvd. North, Naples, FL
                                        34103.

Patrick J. Lynch....................    Senior Vice President & Chief Financial
                                        Officer.

John J. O'Connor....................    Senior Vice President.

William M. Wicker...................    Senior Vice President.

Bruce S. Appelbaum..................    Vice President.  4800 Fournace Place,
                                        Bellaire, TX 77401-2324

John Bethancourt....................    Vice President.

Eugene Celentano....................    Vice President.

James F. Link.......................    Vice President.

James R. Metzger....................    Vice President.

Rosemary Moore .....................    Vice President.

Robert C. Oelkers...................    Vice President.

Elizabeth P. Smith..................    Vice President.

Robert A. Solberg...................    Vice President. 1111 Bagby Street,
                                        Houston, TX 77002-2543

Janet L. Stoner.....................    Vice President.

Michael N. Ambler...................    General Tax Counsel.

George J. Batavick..................    Comptroller.

Ira D. Hall.........................    Treasurer.

Michael G. McQueeney................    General Counsel.

Michael H. Rudy.....................    Secretary.

                                                                      Exhibit 3


                   PREEMPTIVE RIGHTS STOCK PURCHASE AGREEMENT
                   (Stock of Energy Conversion Devices, Inc.)

     PREEMPTIVE RIGHTS STOCK PURCHASE AGREEMENT ("Agreement") dated as of August 29, 2001 is made and entered into by and between ENERGY CONVERSION DEVICES, INC., a Delaware corporation ("Seller"), and TRMI HOLDINGS INC., a Delaware corporation ("Buyer"). Seller and Buyer are sometimes referred to herein individually as a "Party" and together as the "Parties."

     WHEREAS, pursuant to Section 4.1(d) of the Stock Purchase Agreement dated as of May 1, 2000, by and between Seller and Buyer, Seller has delivered to Buyer Preemptive Rights Notice(s), stating that Buyer has the right to purchase certain Seller Stock (as defined in such Stock Purchase Agreement).

     WHEREAS, Buyer desires to purchase such Seller Stock.

     WHEREAS, Buyer and Seller desire to effectuate such purchase as contemplated by Section 4.1(d) of such Stock Purchase Agreement.

     NOW THEREFORE, Buyer and Seller agree as follows:

                                   ARTICLE 1
                     DEFINITIONS AND RULES OF CONSTRUCTION

     Section 1.1 Defined Terms; Rules of Construction. Unless the context shall otherwise require, terms used and not defined herein shall have the meanings assigned thereto in the Stock Purchase Agreement dated as of May 1, 2000, by and between Seller and Buyer (the "Stock Purchase Agreement"), and all rules of construction set forth therein shall apply hereto.

                                   ARTICLE 2
                          PURCHASE AND SALE, TRANSFER
               AND PURCHASE PRICE OF THE PREEMPTIVE RIGHTS STOCK

     Section 2.1 Purchase and Sale of the Preemptive Rights Stock. Pursuant to
Section 4.1(d) of the Stock Purchase Agreement, Seller shall issue and sell to Buyer, and Buyer shall purchase from Seller, the shares set forth in Schedule
2.1 (the "Preemptive Rights Stock").

         Section 2.2 Transfer of the Preemptive Rights Stock; Deliveries. The closing of the purchase and sale of the Preemptive Rights Stock under this Agreement (the "Closing") will take place at the offices of Seller, or at such other place as Buyer and Seller mutually agree, at 10:00 A.M., local time, on the date of this Agreement, or on such later Business Day and time as Buyer and Seller mutually agree (the "Closing Date"). At the Closing, Seller shall deliver to Buyer the certificates evidencing the Preemptive Rights Stock, and convey to Buyer good, marketable and unencumbered title to, and legal and beneficial ownership of, the Preemptive Rights Stock.

     Section 2.3 Purchase Price of the Preemptive Rights Stock. The purchase price for the Preemptive Rights Stock shall be as set forth in Schedule 2.3 (the "Purchase Price").

     Section 2.4 Method of Payment. The Purchase Price shall be payable in immediately available funds by means of a wire transfer to Seller's account at Standard Federal Bank, 2600 West Big Beaver Road, Troy, Michigan 48084, ABA routing number 272471674, account number 1054400890 (with immediate telephone notice to Steve Zumsteg at (248) 280-1900) or to such other account number and depository as Seller may by written notice direct.

     Section 2.5 Fees and Stamp and Other Transfer Taxes. Buyer shall pay all sales, documentary, stamp and other transfer taxes, if any, payable in respect of this Agreement or for the transfer of the Preemptive Rights Stock to Buyer hereunder.

     Section 2.6 Restrictive Legend. The Preemptive Rights Stock shall bear the legend set forth in Section 2.6(a) of the Stock Purchase Agreement.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

     Section 3.1 Seller and Buyer. Each Party hereby represents and warrants to the other as follows:

          (a) Organization and Standing. Such Party is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and in the case of Seller, is in good standing as foreign corporation in all jurisdictions where the nature of its properties or business require it.

          (b) Authority. Such Party has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of such Party and this Agreement has been duly executed and delivered by such Party.

          (c) Validity of Agreement. This Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement may be subject to (i) bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

          (d) No Violation. Neither the execution or delivery by such Party of this Agreement, nor the performance by such Party of its obligations under this Agreement, nor the consummation of the transactions contemplated hereby, (i) contravene or violate any provision of the Corporate Documents of such Party, (ii) contravene or violate any Law to which such Party or any of its material assets may be subject, or (iii) in the case of Seller, result in the creation or imposition of a Lien on any material asset of Seller or any Subsidiary.

          (e) No Consent Required. No consent, approval, permit, authorization or other action by or filing with, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance by such Party of this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.2 Seller. Seller hereby represents and warrants to Buyer as follows:

          (a) Offering. Neither Seller nor any Person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of Seller under circumstances which would require, under the Securities Act, the integration of such offering with the offering and sale of the Preemptive Rights Stock) which might subject the offering, issuance or sale of the Preemptive Rights Stock to the registration requirements of Section 5 of the Securities Act.

          (b) Ownership of Preemptive Rights Stock. The Preemptive Rights Stock, when issued and delivered in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable, free and clear (except as set forth in Section 4.2(b) of the Stock Purchase Agreement) of any and all proxies or proxy agreements, voting trust arrangements and liens, and Seller may transfer and deliver the Preemptive Rights Stock to Buyer at the Closing.

          (c) Capitalization. Seller's authorized Seller Stock consists of the shares set forth in Schedule 3.2(c) Part A, of which the shares set forth in Schedule 3.2(c) Part B are issued and presently outstanding and held as set forth therein. All outstanding shares have been validly issued, are fully paid and nonassessable, were not issued in violation of the terms of any Contract binding upon Seller and were issued in compliance with all Corporate Documents of Seller.

          (d) Options or Warrants. Except as provided for in Section 4.1(d) of Stock Purchase Agreement and as set forth in Schedule 3.2(d), there are
     (i) no existing Contracts, subscriptions, Options, Warrants, calls, commitments or other rights of any kind to purchase or otherwise acquire from Seller, at any time, or upon the happening of any stated event, shares of the capital stock or other securities of Seller, whether or not presently issued or outstanding; (ii) no outstanding securities of Seller that are convertible into or exchangeable for capital shares or other securities of Seller; (iii) no Contracts, subscriptions, Options, Warrants, calls, commitments or rights to purchase or otherwise acquire from Seller any such convertible or exchangeable securities; and (iv) no preemptive rights with respect to the issuance of any shares of capital stock of Seller.

     Section 3.3 Buyer, re Private Placement. Buyer hereby represents and warrants to Seller as follows:

          (a) Buyer understands that the offering and sale of the Preemptive Rights Stock is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws.

          (b) The Preemptive Rights Stock to be acquired by Buyer pursuant to this Agreement is being acquired for its own account and without a view to the resale or distribution of the Preemptive Rights Stock or any interest therein other than in a transaction exempt from registration under the Securities Act.

          (c) Buyer is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

          (d) Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in Stock and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in Stock. Buyer understands that its investment in the Preemptive Rights Stock involves a high degree of risk.

          (e) Buyer has been furnished with and carefully read a copy of the Form 10-K, each of the Form 10-Q's and this Agreement and has been given the opportunity to ask questions of, and receive answers from, Seller concerning the terms and conditions of Stock and other related matters. Seller has made available to Buyer or its agents all documents and information relating to an investment in the Preemptive Rights Stock requested by or on behalf of Buyer.

          (f) Buyer understands that the Preemptive Rights Stock has not been and, except as provided herein, are not being registered under the Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except in compliance with the Securities Act or state securities laws.

     Section 3.4 No Other Warranties. Except as otherwise provided herein, there are no express or implied warranties that apply to the transactions contemplated herein.

                                   ARTICLE 4
                   APPLICABILITY OF STOCK PURCHASE AGREEMENT

     Section 4.1 Applicability of Stock Purchase Agreement. The Preemptive Rights Stock, when issued and delivered in accordance with the terms of this Agreement, shall be subject to the terms of Section 2.6(b), Part Four, and Part Five of the Stock Purchase Agreement as if it were "Stock" as defined in the Stock Purchase Agreement, and shall be included in Seller Stock owned by Buyer for all purposes under the Stock Purchase Agreement.

                                   ARTICLE 5
                                 MISCELLANEOUS

     Section 5.1 Notices. All notices, consents, requests, demands and other communications hereunder shall be given in the manner and to the addressees designated in Section 7.1 of the Stock Purchase Agreement.

     Section 5.2 Modification. This Agreement, including this Section 5.2, shall not be modified except by an instrument in writing signed by or on behalf of the Parties.

     Section 5.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of Delaware as applied to contracts made and performed within the State of Delaware, without regard to principles of conflict of laws.

     Section 5.4 Assignment Binding Effect. This Agreement may not be assigned by either Party without the prior written consent of the other Parties, except that Buyer may assign its rights and obligations to any wholly-owned Subsidiary of Texaco Inc. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

     Seven 5.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     Section 5.6 Invalidity. If any of the terms, provisions, covenants or restrictions of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable and unless the invalidity, voidability or unenforceability thereof does substantial violence to the underlying intent and sense of the remainder of this Agreement, such invalidity, voidability or unenforceability shall not affect in any way the validity or enforceability of any other provision of this Agreement except those which the invalidated, voided or unenforceable provision comprises an integral part of or is otherwise clearly inseparable from. In the event any term, provision, covenant or restriction is held invalid, void or unenforceable, the Parties shall attempt to agree on a valid or enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the tenor of this Agreement and, on so agreeing, shall incorporate such substitute provision in the Agreement.

     Section 5.7 Entire Agreement. This Agreement contains the entire agreement between the Parties hereto with respect to the transactions contemplated herein and all prior or contemporaneous understandings and agreements shall merge herein. There are no additional terms, whether consistent or inconsistent, oral or written, which are intended to be part of the Parties' understandings which have not been incorporated into this Agreement.

     Section 5.8 Expenses. Except as the Parties may otherwise agree or as otherwise provided herein, Buyer and Seller shall bear their respective fees, costs and expenses in connection with this Agreement and the transactions contemplated hereby.

     Section 5.9 Waiver. No waiver by any Party, whether express or implied, of any right under any provision of the Agreement shall constitute a waiver of such Party's right at any other time or a waiver of such Party's rights under any other provision of the Agreement unless it is made in writing and signed by a duly authorized representative of a Party waiving the condition. No failure by either Party hereto to take any action with respect to any breach of this Agreement or Default by another Party shall constitute a waiver of the former Party's right to enforce any provision of this Agreement or to take action with respect to such breach or Default or any subsequent breach or Default by such other Party.

     Section 5.10 No Admissions. Nothing in this Agreement shall constitute any admission, expressed or implicit, by the Parties of any wrongdoing. Nothing herein expressed or implied is intended to confer upon any other Person any rights or remedies hereunder.

     Section 5.11 Survival. All of the covenants, agreements, representations and warranties, and indemnities made by each Party contained in this Agreement and in any Schedule, certificate or other document delivered by any such Party pursuant hereto or in connection herewith shall survive for a period of three years from the Closing Date.

     Section 5.12 Arbitration. Sections 7.12 and 7.13 of the Stock Purchase Agreement contain provisions regarding Dispute Resolution which shall govern this Agreement. Such Sections are hereby incorporated herein by reference.

     Section 5.13 Further Assurances. Seller and Buyer shall provide to each other such information regarding the Preemptive Rights Stock as may be reasonably requested and shall execute and deliver to each other such further documents and take such further action as may be reasonably requested by either Party to document, complete or give full effect to the terms and provisions of this Agreement and the transactions contemplated herein.

     IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement as of the date first herein above written.

                                    ENERGY CONVERSION DEVICES, INC.
                                    a Delaware corporation


                                    By: /s/ Stanford R. Ovshinsky
                                       ----------------------------------------
                                       Name:  Stanford R. Ovshinsky
                                       Title: President and CEO

                                    By: /s/ Robert C. Stempel
                                       ----------------------------------------
                                       Name:  Robert C. Stempel
                                       Title: Chairman


                                    TRMI HOLDINGS INC.
                                    a Delaware corporation


                                    By: /s/ William M. Wicker
                                       ----------------------------------------
                                       Name:  William M. Wicker
                                       Title: Vice President

                                  Schedule 2.1
                                       to
                   Preemptive Rights Stock Purchase Agreement

                            PREEMPTIVE RIGHTS STOCK


448,358 shares of Common Stock

                                  Schedule 2.3
                                       to
                   Preemptive Rights Stock Purchase Agreement

                                 PURCHASE PRICE


                        Closing Date           29-Aug-01
                        ------------           ---------
                            Date            Closing Price

                         22-Aug-01                $19.570
                         23-Aug-01                $19.420
                         24-Aug-01                $20.650
                         27-Aug-01                $19.860
                         28-Aug-01                $19.680

                  Five-Day Average                $19.836

        Number of Shares Purchased                448,358
        Total Purchase Price                $8,893,629.29

                                Schedule 3.2(c)
                                       to
                   Preemptive Rights Stock Purchase Agreement

                                 CAPITALIZATION


                                     Part A

Total number of shares of all classes of stock: 30,930,000 (of which 500,000 shares shall be Class A Common Stock and 430,000 shares shall be Class B Common Stock).


                                     Part B

                ECD Issued and Outstanding Securities @ 8/7/01
                ----------------------------------------------

                    SECURITY                           AMOUNT
                    --------                           ------
             Class A Common Stock                     219,913
             Class B Common Stock                     430,000
             Common Stock                          20,784,893
                                                   21,434,806

                                Schedule 3.2(d)
                                       To
                   Preemptive Rights Stock Purchase Agreement

                         OPTIONS AND WARRANTS @ 8/7/01

Options Outstanding under plans satisfying Rule 16b-3                  2,513,545

November 18, 1993 stock options pursuant to Stock Option
Agreements*, as amended, between ECD and S.R. Ovshinsky
and I.M. Ovshinsky (as of 6/30/01)                                       585,529

January 15, 1999 stock options pursuant to Stock Option
Agreement between Bob Stempel and ECD                                    300,000

GE Warrants (in connection with Optical Media JV)                        400,000

JMS/Nolan Warrants to purchase one share of Common Stock
(Placement Agent Warrants in connection with '98 Offering)                70,000
                                                                       ---------
                                                                       3,869,074
                                                                       =========
---------
*Under the terms of the Stock Option Agreement dated November 18, 1993, the number of options granted to Mr. and Dr. Ovshinsky are adjustable pursuant to certain changes in capitalization.